UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

FC FINANCIAL SERVICES INC.
(Name of Issuer)

COMMON STOCK, $0.00001 PER SHARE PAR VALUE
(Title of Class of Securities)

30246V 10 2
(CUSIP Number)

Orit Stolyar
69 Whitney Place, Thornhill, Ontario
L4J 6V6
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 29, 2006
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Orit Stolyar
I.R.S. Identification Nos. of above persons (entities only): Not Applicable

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	[_]
(b)	[X]

3.	SEC Use Only:

4.	Source of Funds (See Instruction): PF

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):

6.	Citizenship or Place of Organization: Canadian Citizenship

Number of Shares Beneficially by Owned by Each Reporting Person With:

7.	Sole Voting Power: 71,750 Shares

8.	Shared Voting Power: Not Applicable

9.	Sole Dispositive Power: 71,750 Shares

10.	Shared Dispositive Power: Not Applicable

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 71,750 Shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):

Not Applicable

13.	Percent of Class Represented by Amount in Row (11): 0.25%

14.	Type of Reporting Person (See Instructions) IN

This Schedule 13D/A (Amendment No. 1) is being filed by Orit Stolyar to amend and supplement the Schedule 13D of the Reporting Person dated November 22, 2003 filed with the Securities and Exchange Commission. Except as specifically amended hereby, the disclosure set forth in the previously filed Schedule 13D shall remain unchanged.

ITEM 1. SECURITY AND ISSUER.

Item 1 of the previously filed Schedule 13D is amended to read as follows:

The class of equity securities to which this Statement relates is shares of common stock, par value $0.00001 per share (the “Company Shares”), of FC Financial Services Inc., a Nevada Corporation (the “Company”). The address of the principal executive offices of the Company is 7075 Place Robert-Joncas Unit 131, Montreal, Quebec, Canada, H4M 2Z2.

ITEM 2. IDENTITY AND BACKGROUND.

(a)	Name of Person filing this Statement:

Orit Stolyar (the “Reporting Person”).

(b)	Residence or Business Address:

The business address of the Reporting Person is 110 Jardin Drive, Suite 13, Concord, Ontario, Canada L4K 2T7.

(c)	Present Principal Occupation and Employment:

The Reporting Person has been the Vice President, Secretary and a director of the Company since the Company’s inception on November 19, 2003. Since May 1998, the Reporting Person has been chief executive officer, secretary, treasurer, and a director of First Class Financial Services Inc. located in Concord, Ontario. First Class Financial Services is engaged in the business of processing prospective car buyers' loan applications and placing them with financial institutions.

(d)	Criminal Convictions:

The Reporting Person has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e)	Civil Proceedings:

The Reporting Person has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction where, as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship:

The Reporting Person is a citizen of Canada.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the previously filed Schedule 13D is amended to read as follows:

On November 22, 2003, the Reporting Person acquired 2,500,000 shares of the Company at a price of $0.00001 per share for total proceeds of $25. The Reporting Person paid for these shares out of her personal funds. In December 2005, the Company paid a stock dividend of 4 additional shares for each one share of common stock outstanding, increasing the Reporting Person’s share ownership to 12,500,000 shares

On September 29, 2006 (the “Closing Date”), the Reporting Person entered into a share purchase agreement (the “Share Purchase Agreement”) among ICP Solar Technologies Inc. (“ICP”), the Company and Sass Peress, the Peress Family Trust, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Arlene Ades, and Joel Cohen (collectively the “ICP Stockholders”) Taras Chebountchak and 1260491 Alberta Inc., the Company’s wholly owned subsidiary (“Exchangeco”). Under the terms of the Share Purchase Agreement, the Company acquired, through Exchangeco, all of the outstanding shares of ICP.

Pursuant to the terms of the Share Purchase Agreement on September 29, 2006 Ms. Stolyar cancelled 2,430,750 Company Shares and transferred 10,000,000 shares of common stock held by her to Equity Transfer & Trust Company (the “Trust Shares”). Pursuant to the terms of the Share Purchase Agreement, the Trust Shares are to be cancelled as each Class A Exchangeable Share of Exchangeco is exchanged by Exchangeable Shareholders for shares of the Company.

ITEM 4. PURPOSE OF TRANSACTION.

Item 4 of the previously filed Schedule 13D is amended to read as follows:

The Reporting Person and the Company entered into the Share Purchase Agreement for the purpose of acquiring all of the outstanding shares of ICP. Following the completion of the acquisition of ICP, the Company’s business plan is to focus on the development, manufacturing and marketing of the solar power products developed by ICP.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the previously filed Schedule 13D is amended to read as follows:

(a) Aggregate Beneficial Ownership:

As of November 7, 2006, the Reporting Person beneficially owns the following securities of the Company:

Title of Security	Amount	Percentage of Shares of Common Stock(1)
Common Stock	71,750(2)	0.25%

Notes
(1)

Under Rule 13d-3, a beneficial owner of a security includes any person who, directly or indirectly, through any contract, arrangement, understanding, relationship, or otherwise has or shares: (i) voting power, which includes the power to vote, or to direct the voting of shares; and (ii) investment power, which includes the power to dispose or direct the disposition of shares. Certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire the shares (for example, upon exercise of an option) within 60 days of the date as of which the information I provided. In computing the percentage ownership of any person, the amount of shares outstanding is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in this table does not necessarily reflect the person’s actual ownership or voting power with respect to the number of shares of common stock actually outstanding on the date of this Statement. As of November 7, 2006 there were 29,000,000 Company Shares issued and outstanding.

(2)	Includes 2,500 Company Shares held in the name of the husband of Ms. Stolyar.

(b)	Power to Vote and Dispose of the Company Shares:

The Reporting Person has the sole power to vote or to direct the vote of the Company Shares held by him and has the sole power to dispose of or to direct the disposition of 69,250 Company Shares held by her.

(c)	Transactions Effected During the Past 60 Days:

Pursuant to the terms of the Share Purchase Agreement on September 29, 2006 Ms. Stolyar cancelled 2,430,750 Company Shares and transferred 10,000,000 shares of common stock held by her to Equity Transfer & Trust Company (the “Trust Shares”). Pursuant to the terms of the Share Purchase Agreement, the Trust Shares are to be cancelled as each Class A Exchangeable Share of Exchangeco is exchanged by Exchangeable Shareholders for shares of the Company.

(d)	Right of Others to Receive Dividends or Proceeds of Sale:

None.

(e)	Date Ceased to be the Beneficial Owner of More Than Five Percent:

September 29, 2006

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the previously filed Schedule 13D is amended to read as follows:

On September 29, 2006 (the “Closing Date”), the Reporting Person entered into a share purchase agreement (the “Share Purchase Agreement”) among ICP Solar Technologies Inc. (“ICP”), the Company and Sass Peress, the Peress Family Trust, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Arlene Ades, and Joel Cohen (collectively the “ICP Stockholders”) Taras Chebountchak and 1260491 Alberta Inc., the Company’s wholly owned subsidiary (“Exchangeco”). Under the terms of the Share Purchase Agreement, the Company acquired, through Exchangeco, all of the outstanding shares of ICP.

Pursuant to the terms of the Share Purchase Agreement on September 29, 2006 Ms. Stolyar cancelled 2,430,750 Company Shares and transferred 10,000,000 shares of common stock held by her to Equity Transfer & Trust Company (the “Trust Shares”). Pursuant to the terms of the Share Purchase Agreement, the Trust Shares are to be cancelled as each Class A Exchangeable Share of Exchangeco is exchanged by Exchangeable Shareholders for shares of the Company.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

99.1

Share Purchase Agreement dated September 29, 2006 among FC Financial Services Inc., ICP Solar Technologies Inc., Sass Peress, the Peress Family Trust, Arlene Ades, Joel Cohen, the Sass Peress Family Trust, Eastern Liquidity Partners Ltd., Taras Chebountchak, Orit Stolyar, and 1260491 Alberta Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 8, 2006
Date

/s/ Orit Stolyar
Signature

Orit Stolyar
Name/Title